Ballard Power Systems Inc.

News Release

Ballard Reports Second Quarter 2010 Results

For Immediate Release – July 28, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its financial results for the second quarter ended June 30, 2010 today. All amounts are consolidated to include Dantherm Power’s results and are in U.S. dollars, unless otherwise noted.

John Sheridan, President and CEO said “Ballard’s second quarter results are in line with our expectations and full-year guidance. Revenue of $15.5 million represents growth of 31% over the first quarter and 30% on a year-to-date basis. Our operating expense and cash flow improved significantly over last year and, in addition, we further augmented cash reserves by $5 million in July.”

Second Quarter 2010 Highlights

Growth:

•	Revenue of $15.5 million, for a total of $27.4 million on a year-to-date basis, representing growth of 19% and 30%, respectively.

•	Fuel cell product shipments of 651 units, representing growth of 46% over the same period last year. Year-to-date fuel cell product shipments of 979 units, representing growth of 54% over the same period in 2009.

•	Twelve-month rolling order book of $31.0 million, an increase of $2.0 million over the previous quarter.

•	Deployment of Dantherm Power backup power systems in the Wind Mobile telecom network, meeting a 2010 growth milestone.

•	Signing of new supply agreement with Plug Power on July 15 through 2014, including mutual exclusivity in North America.

•	Completion of the factory acceptance test of a utility-scale distributed generation system for FirstEnergy Generation Corp.

Profitability:

•	Operating expense of $12.2 million. Excluding Dantherm Power, operating expense of $10.2 million represents an improvement of 21% year-over-year, despite the negative impact of a 14% stronger Canadian dollar.

•	EBITDA[1] of ($9.3) million. A year-over-year comparison is not meaningful given the one-time gain of $10.8 million in 2009 resulting from discontinuation of EBARA-Ballard Corporation’s operations.

•	Net loss of $10.9 million or $0.13 per share. Excluding Dantherm Power, net loss is $9.8 million or $0.12 per share.

•	Cash flow from operations of ($12.1) million. Excluding Dantherm Power, cash flow from operations was ($10.1) million, an improvement of 34% year-over-year. The company notes that year-to-date cash flow from operations of ($21.6) million, excluding Dantherm Power, includes over $10 million in non-trend items, specifically bonuses, severance and inventory buildup.

•	Cash reserves at the end of second quarter of $73.6 million. Cash reserves were further augmented by $5 million on July 9, 2010 through the monetization of the remaining tranche of Ballard’s Share Purchase Agreement with Ford.

Guidance:

•	Ballard expects strong revenue in the second half of the year and reconfirms full-year guidance of growth in excess of 35%.

•	Ballard continues to expect to achieve its goal of improving cash flow from operations by 30% for the full year, excluding the cash flow impact of Dantherm Power and a negative foreign exchange impact of approximately $4 million. However, timing impacts related to working capital requirements in support of increased sales activity in the second half of the year could result in increased pressures against this target.

Revenue Breakdown:

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2010	2009	% Change	2010	2009	% Change
Fuel Cell Products*	$6.4	$9.7	-34%	$11.4	$13.6	-16%
Contract Automotive	3.0	0.9	+241%	4.6	2.8	+67%
Material Products	6.1	2.5	+140%	11.4	4.8	+135%

Total Revenue	$15.5	$13.1	+19%	$27.4	$21.2	+30%

• The reduction in fuel cell product revenue over prior year is primarily due to $6 million bus revenue in the second quarter of 2009 for the B.C. Transit 2010 Olympic fuel cell bus program.

Product Shipments:

	Three months ended June 30,			Six months ended June 30,
	2010	2009	% Change	2010	2009	% Change
Fuel Cell Products	651	445	+46%	979	635	+54%
Material Handling	428	12	+3,467%	544	19	+2,763%
Backup Power*	207	423	-51%	417	601	-31%

• The reduction in backup power shipments over prior year is primarily due to shipments of 368 hydrogen-based units to IdaTech, LLC for India.

Endnotes:
1 EBITDA is a non-GAAP measure used to assist in assessing Ballard’s financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. EBITDA measures net loss after excluding interest expense, income tax expense, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. EBITDA includes the impact attributable to Ballard’s controlling interest in Dantherm Power. Ballard believes that EBITDA assists investors in assessing actual and future performance. For a reconciliation of EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis,

Detailed Financial Results

Three months ended June 30, 2010

Revenues for the second quarter of 2010 increased 19%, or $2.5 million, to $15.5 million, compared to $13.1 million for the second quarter of 2009. Increases in the supporting Material Products segment of $3.6 million combined with increases in the Contract Automotive segment of $2.1 million more than offset declines in the core Fuel Cell Products segment of $3.2 million.

In the core Fuel Cell Products business segment, second quarter of 2010 revenues declined 34%, or $3.2 million, to $6.4 million compared to the second quarter of 2009 as fuel cell bus revenues in the second quarter of 2009 were positively impacted by shipments for the B.C. Transit 2010 Olympic fuel cell bus program of $6.0 million.

Higher material handling revenues as a result of increased shipments to support Plug Power Inc.’s GenDrive™ systems and consistent sales in the backup power market to IdaTech, LLC were offset by lower fuel cell bus revenues and lower backup power revenues related to work performed on the FirstEnergy distributed power generator project.

In the supporting Contract Automotive and Material Products business segments, second quarter of 2010 revenues increased 166%, or $5.7 million, to $9.1 million compared to the first quarter of 2009. Improvements in the Contract Automotive segment of $2.1 million were as a result of increased shipments of light duty automotive products in support of Daimler AG’s Highway 2/3 programs. Improvements in the Material Products segment of $3.6 million represents increased volumes of carbon friction material products related to the recovery in the U.S. automotive sector in 2010 as compared to 2009.

EBITDA1 for the second quarter of 2010 declined by $12.9 million, to ($9.3) million, compared to $3.6 million, in the second quarter of 2009. EBITDA, excluding the impact related to Ballard’s controlling ownership interest in Dantherm Power of ($1.0) million, declined $11.9 million to ($8.3) million.

EBITDA in the second quarter of 2009 was positively impacted by a non-cash gain of $10.8 million related to Ballard’s decision to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. EBARA BALLARD was a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. Excluding the impact of this 2009 non-cash gain and excluding the impact of Dantherm Power in 2010, EBITDA declined by $1.1 million, to ($8.3) million in the second quarter of 2010, compared to ($7.2) million in the second quarter of 2009. The $1.1 million decline was driven by lower investment and other income of $3.2 million and declines in gross margins of $0.8 million which more than offset reductions in operating expenses of $2.7 million (excluding depreciation and amortization, and restructuring and related charges). The $2.7 million, or 21%, reduction in operating expenses was primarily a result of Ballard’s 2009 workforce reduction and cost optimization initiatives which were partially offset by the negative effects in 2010 of a 14% stronger Canadian dollar, relative to the U.S. dollar.

Net income (loss) attributable to Ballard for the second quarter of 2010 decreased by $12.4 million, to ($10.9) million, or ($0.13) per share, compared with net income of $1.6 million, or $0.02 per share, in the second quarter of 2009. The second quarter net income in 2009 was positively impacted by a non-cash gain of $10.8 million related to Ballard’s decision to discontinue operations in EBARA BALLARD whereas net loss attributable to Ballard for the second quarter of 2010 includes the negative impact of Ballard’s controlling interest in Dantherm Power of $1.0 million.

Cash used in operating activities in the second quarter of 2010 declined by $3.2 million to $12.1 million, compared to $15.3 million for the second quarter of 2009. Cash used in operating activities, excluding the negative impact of Dantherm Power of $2.0 million, declined by $5.2 million to $10.1 million.

The lower cash used in operating activities of $5.2 million, excluding the results of Dantherm Power, was primarily a result of reduced working capital requirements of $5.0 million as improvements as a result of the timing of revenues and customer collections more than offset the negative impact as a result of the continued buildup of inventory in 2010 to support expected shipments in the last half of the year.

The cash used in operating activities of Dantherm Power of $2.0 million in the second quarter of 2010 was driven by delays in Danish government funding, the timing of revenue and customer collections, and costs of development work on the new 5 kW direct hydrogen backup system. The negative cash flow in Dantherm Power is expected to be markedly less in the last half of 2010.

Six months ended June 30, 2010

Revenues for the six months ended June 30, 2010 increased 30%, or $6.3 million, to $27.4 million, compared to $21.2 million for the corresponding period of 2009. Increases in the supporting Material Products segment of $6.5 million combined with increases in the Contract Automotive segment of $1.9 million, more than offset declines in the core Fuel Cell Products segment of $2.2 million.

In the core Fuel Cell Products business segment, first half of 2010 revenues declined 16%, or $2.2 million, to $11.4 million compared to the second quarter of 2009. Higher material handling revenues as a result of increased shipments to support Plug Power Inc.’s GenDrive™ systems and increased sales in the backup power market to IdaTech, LLC were offset by lower fuel cell bus revenues and lower backup power revenues related to work performed on the FirstEnergy distributed power generator project. Fuel cell bus revenues in the first half of 2009 were positively impacted by shipments for the B.C. Transit 2010 Olympic fuel cell bus program of $6.0 million. Revenues in the second quarter of 2010 were positively impacted by the consolidation of Dantherm Power’s operating results which contributed $1.1 million of revenue.

In the supporting Contract Automotive and Material Products business segments, first half of 2010 revenues increased 111%, or $8.4 million, to $16.0 million compared to the first half of 2009. Improvements in the Contract Automotive segment of $1.9 million were as a result of increased shipments of light duty automotive products in support of Daimler AG’s Highway 2/3 programs partially offset by lower automotive testing and engineering services provided to AFCC.

Improvements in the Material Products segment of $6.5 million represents increased volumes of carbon friction material products related to the recovery in the U.S. automotive sector in 2010 as compared to 2009.

EBITDA1 for the six months ended June 30, 2010 declined by $4.0 million, to ($17.9) million, compared to ($13.8) million, in the corresponding period of 2009. EBITDA, excluding the impact related to Ballard’s controlling ownership interest in Dantherm Power of ($2.0) million, declined $2.1 million to ($15.9) million.

EBITDA in the first half of 2009 was positively impacted by a net gain on discontinuance of operations in EBARA BALLARD of $7.9 million. Excluding the impact of this 2009 non-cash gain and excluding the impact of Dantherm Power in 2010, EBITDA improved by $5.9 million, or 27%, to ($15.9) million in the first half of 2010, compared to ($21.8) million in the first half of 2009. The $5.9 million improvement was driven by lower operating expenses of $5.9 million (excluding depreciation and amortization, and restructuring and related charges). Declines in investment and other income of $1.7 million were offset by restructuring and related expenses in 2009 of $1.4 million relating to the 7% workforce reduction initiated in March 2009. The $5.9 million, or 23%, reduction in operating expenses was primarily a result of Ballard’s 2009 workforce reduction and cost optimization initiatives which were partially offset by the negative effects in 2010 of a 17% stronger Canadian dollar, relative to the U.S. dollar.

Net loss attributable to Ballard for the six months ended June 30, 2010 increased by $3.4 million, to ($20.9) million, or ($0.25) per share, compared to ($17.5) million, or ($0.21) per share, in the corresponding period of 2009.

Net loss in 2009 was positively impacted by a net non-cash gain of $7.9 million related to the decision to discontinue operations in EBARA BALLARD whereas net loss attributable to Ballard in 2010 includes the negative impact of Ballard’s controlling interest in Dantherm Power of $2.1 million.

Cash used in operating activities in the six months ended June 30, 2010 increased by $2.4 million to $26.4 million, compared to $23.9 million for the corresponding period of 2009. Cash used in operating activities, excluding the negative impact of Dantherm Power of $4.7 million, declined by $2.3 million to $21.6 million.

The reduced cash used in operating activities in 2010 of $2.3 million, excluding the results of Dantherm Power, was driven by lower cash operating losses of $6.4 million as a result of lower operating expenses and higher gross margins, partially offset by increased working capital requirements of $4.1 million primarily as a result of the continued buildup of inventory in 2010 to support expected shipments in the last half of the year.

The cash used in operating activities of Dantherm Power of $4.7 million in the six months ended June 30, 2010 was driven by delays in Danish government funding, the timing of revenue and customer collections, and costs of development work on the new 5 kW direct hydrogen backup system.

For a more detailed discussion of Ballard Power Systems’ second quarter 2010 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, July 29, 2010 at 8:00 a.m. PST (11:00 a.m. EST) to review second quarter 2010 operating results. The live call can be accessed by calling +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcasts will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue and cash flow from operations, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Investor Relations: Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:	Guy McAree +1.604.412.7919 media@ballard.com